Exhibit 99.1

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426     (614) 766-1459 FAX

September 30, 2014

The Board of Directors

Commonwealth Bank, FSB

101 Commonwealth Drive

Mt. Sterling, Kentucky 40353

Re: Conversion Valuation Agreement

Attn: Phil Rison

Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of Commonwealth Bank, FSB, Mt. Sterling, Kentucky (hereinafter referred to as “Commonwealth”), relating to the mutual to stock conversion of Commonwealth and subsequent merger with Town Square Bank, Ashland, Kentucky. KELLER will provide a pro forma valuation of the market value of the shares of Commonwealth to be sold in connection with the conversion/merger transaction.

KELLER is a national financial consulting firm that primarily serves the financial institution industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an approved conversion appraiser for filings with the Office of the Comptroller of the Currency (“OCC”), the Federal Deposit Insurance Corporation (“FDIC”) and the Federal Reserve Board (“FRB”), and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations. Keller has completed conversion appraisals related to standard conversions, mutual holding company stock offerings and conversions involving foundations.

KELLER agrees to prepare the conversion appraisal in the format required by the OCC and the FRB in a timely manner for prompt filing with the OCC and the FRB. KELLER will provide any additional information as requested and will complete any appraisal updates in accordance with regulatory requirements and based on market conditions.

The appraisal report will provide a detailed description of Commonwealth, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications. The appraisal will include a description of Commonwealth’s market area, including both economic and demographic characteristics and trends. An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group, and adjustments to the appraised value will be made based on a comparison of Commonwealth with the comparable group and then will recognize the impact of the planned merger with Town Square Bank.

In completing its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Prospectus, including the audited and unaudited financial statements. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of Commonwealth; the economic and demographic conditions in Commonwealth’s existing marketing area; pertinent historical financial and other information relating to Commonwealth; a comparative evaluation of the operating and financial statistics of Commonwealth with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of common stock; the impact of the stock offering on Commonwealth’s capital position and earnings performance and potential; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by Commonwealth, and will not independently value the assets or liabilities of Commonwealth in order to prepare the appraisal.

Upon completion of the conversion appraisal, KELLER will make a presentation to the board of directors of Commonwealth to review the content of the appraisal, the format and the assumptions. A written presentation will be provided to each board member as a part of the overall presentation.

For its services in making this appraisal, KELLER's fee will be $18,000 including one final valuation update, plus out-of-pocket expenses not to exceed $500, for travel, copying, binding, etc. Any additional valuation updates will be subject to an additional fee of $2,000 each. Upon the acceptance of this proposal, KELLER shall be paid a retainer of $5,000 to be applied to the total appraisal fee of $ 18,000, the balance of which will be payable at the time of the completion of the appraisal. Any appraisal valuation update is not a mandatory requirement but can be requested by regulators. Excluding such a request by regulators or completed voluntarily in response to changes in the market prices of thrifts, our total fee will be $ 18,000, including one final valuation update, which will be required.

Commonwealth agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by Commonwealth or by an intentional omission by Commonwealth to state a material fact in the information, provided, however, Commonwealth shall not be obligated to indemnify KELLER for any loss, cost or expense attributable to the negligence, bad faith or willful misconduct of KELLER or its employees or agents or to the extent such loss, cost or expense was due to a breach of this agreement by KELLER.

KELLER agrees to indemnify Commonwealth and its employees and affiliates for certain cost and expenses, including reasonable legal fees, in connection with claims or litigation relating to or based upon the negligence or willful misconduct of KELLER or its employees or affiliates.

This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

KELLER & COMPANY, INC.

By:	/s/ Michael R. Keller
Michael R. Keller
President

Commonwealth Bank, FSB

By:	/s/ Phil Rison
Phil Rison
Chairman of the Board

Date:	October 7, 2014

cc: Curt Steger